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Exhibit 99.2

APPENDIX

Exhibit B—page 29

A color-coded map of certain major electric transmission substations and 345 kv transmission lines wholly owned by DP&L as well as certain major electric generating plants, transmission substations and 345 kv transmission lines commonly owned by DP&L with other Ohio utilities. The map also shows certain major generating plants, transmission substations and 765 kv and 345 kv transmission lines of neighboring utilities that are interconnected with the DP&L system. The geographic area represented by the map is the southern half of Ohio and small portions of bordering states.

Exhibit C—page 30

A color-coded map of a wholly owned electric generating plant and certain major wholly owned and commonly owned transmission substations and 345 kv and 138 kv transmission lines located within DP&L's service territory in West Central Ohio.

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  Exhibit 99.2
APPENDIX
Exhibit B
Exhibit C